UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):
     |X| Form 10-K |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
      -

     For Period Ended: December 31, 2006

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________


                                   PART I
                           REGISTRANT INFORMATION

                           REMOTE DYNAMICS, INC.
                         --------------------------
                          Full Name of Registrant


                       200 Chisholm Place, Suite 120
                --------------------------------------------
         Address of Principal Executive Office (Street and Number)



                             Plano, Texas 75075
                            -------------------
                          City, State and Zip Code
                                  PART II

                          RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.



                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company will be unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements in light of the following factors: the impact of the Company's December 2006 acquisition of BounceGPS, Inc. on its financial statements, the Company's recent change in fiscal year and the Company's recent change in independent public accountants. The Company expects to be able to file within the additional time allowed by this report.

                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gary Hallgren, CEO       (972)          395-5579
     -------------------      ----------     -------------------
     (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No



                           Remote Dynamics, Inc.
                         --------------------------
                (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2007               By:   /s/ Gary Hallgren
                                         ---------------------------------
                                   Name:   Gary Hallgren
                                   Title:  Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                  Annex A

     The Company expects that the financial statements in its Annual Report on Form 10-KSB for the year ended December 31, 2006 will reflect a significant change in results of operations from 2005 because of the accounting treatment for the Company's transaction with BounceGPS, Inc on December 4, 2006. More specifically, the acquisition will be accounted as a reverse merger of the Company by the shareholders of BounceGPS, Inc. and a recapitalization of the Company. Accordingly, our consolidated financial statements will represent a continuation of BounceGPS, Inc. and the historical consolidated financial statements to be presented will be those of BounceGPS, Inc. The Company is not in a position to make reasonable estimate of the results because it has not completed its financial statements for the year ended December 31, 2006.